Calculation of Registration Fee

Title of Each Class of Securities Offered	Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
3.250% Senior Medium-Term Notes, Series J due 2027	99.958%	$749,685,000	$86,888.49

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Pricing Supplement dated May 9, 2017 (To Prospectus dated January 30, 2017 and Prospectus Supplement dated January 30, 2017) THE BANK OF NEW YORK MELLON CORPORATION	Rule 424(b)(2) File No. 333-209450

Senior Medium-Term Notes Series J

(U.S. $ Fixed Rate)

$750,000,000 3.250% Senior Notes Due 2027

Trade Date: May 9, 2017

Original Issue Date: May 16, 2017

Principal Amount: $750,000,000

Net Proceeds (Before Expenses) to Issuer: $748,560,000

Price to Public: 99.958% plus accrued interest, if any, from May 16, 2017

Commission/Discount: 0.15%

Agent’s Capacity:         x         Principal Basis                  Agency Basis

Maturity Date: May 16, 2027

Interest Payment Dates: Semi-annually on the 16th day of May and November of each year, commencing November 16, 2017 and ending on the Maturity Date (or the next business day, if an Interest Payment Date falls on a non-business day; the amount of interest payable will not be adjusted for such postponement)

Interest Rate: 3.250% per annum

Redemption Commencement Date: February 16, 2027

Redemption Price: 100% of the principal amount of the Notes redeemed

Optional Redemption: Redeemable in whole or in part at the option of the issuer on or after the Redemption Commencement Date at the Redemption Price, plus accrued and unpaid interest thereon to the date of redemption on written notice given to the registered holders of the Notes not less than 10 nor more than 60 calendar days prior to the date of redemption

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Form:	x	Book Entry

Certificated

Redemption:		The Notes cannot be redeemed prior to maturity

	x	The Notes may be redeemed prior to maturity

Repayment:	x	The Notes cannot be repaid prior to maturity

The Notes can be repaid prior to maturity at the option of the holder of the Notes

Discount Note:		Yes x No

Defeasance: The defeasance and covenant defeasance provisions of the Senior Indenture described under “Description of Debt Securities – Debt Securities Issued by the Company under the Senior Indenture or the Senior Subordinated Indenture – Legal Defeasance and Covenant Defeasance” in the Prospectus will apply to the Notes.

United States Federal Income Tax Consequences: The Company believes that the Notes should not be treated as issued with original issue discount for United States federal income tax purposes. See the discussion in the prospectus supplement under “United States Federal Income Tax Consequences” for a discussion of the United States federal income tax consequences of investing in the Notes.

Plan of Distribution: The Notes described herein are being purchased, severally and not jointly, by the agents named in the below table (the “Agents”), each as principal, on the terms and conditions described in the prospectus supplement under the caption “Plan of Distribution of Medium-Term Notes (Conflicts of Interest).”

Agent	Aggregate Principal Amount of Notes to be Purchased
Barclays Capital Inc.	$150,000,000
Goldman Sachs & Co. LLC	$150,000,000
Mizuho Securities USA LLC	$150,000,000
Morgan Stanley & Co. LLC	$150,000,000
BNY Mellon Capital Markets, LLC	$60,000,000
BB&T Capital Markets, a division of BB&T Securities, LLC	$15,000,000
ICBC Standard Bank Plc	$15,000,000
Jefferies LLC	$15,000,000
Natixis Securities Americas LLC	$15,000,000
TD Securities (USA) LLC	$15,000,000
Blaylock Van, LLC	$7,500,000
R. Seelaus & Co., Inc.	$7,500,000

Total:	$750,000,000

The Agents expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fifth business day following the date of this Pricing Supplement. Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+3 basis, investors who wish to trade the Notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The prospectus, prospectus supplement and this pricing supplement may be used by the Company, BNY Mellon Capital Markets, LLC and any other affiliate controlled by the Company in connection with offers and sales relating to the initial sales of securities and any market-making transaction involving the securities after the initial sale. These transactions may be executed at negotiated prices that are related to market prices at the time of purchase or sale, or at other prices. The Company and its affiliates may act as principal or agent in these transactions.

The Agents and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Agents and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses.

ICBC Standard Bank Plc may not underwrite, subscribe, agree to purchase or procure purchasers to purchase Notes that are offered or sold in the United States. Notwithstanding anything to the contrary in the prospectus, the prospectus supplement or this pricing supplement, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase Notes that may be offered or sold by other Agents in the United States. ICBC Standard Bank Plc shall offer and sell the Notes constituting part of its allotment solely outside the United States.

We estimate that we will pay approximately $160,000 for expenses, excluding underwriting discounts and commissions.

In the ordinary course of their various business activities, the Agents and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, securities and instruments of the Company.